UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ___)*

Northern Tier Energy LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

665826103
(CUSIP Number)

Lowry Barfield 123 W. Mills Avenue, Suite 200 El Paso, Texas 79901 (915) 534-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	665826103
1.	Name of Reporting Person Western Refining, Inc.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds BK, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 35,622,500*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 35,622,500*
11.	Aggregate Amount Beneficially Owned by each Reporting Person: 35,622,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 38.7% **
14.	Type of Reporting Person: CO

*
Consists of 35,622,500 common units representing limited partner interests in Northern Tier Energy LP held by NT InterHoldCo LLC.  Western Refining, Inc. may also be deemed to be the indirect beneficial owner of the non-economic general partner interest in Northern Tier Energy LP.

**
Based on a total of 92,100,053 common units representing limited partner interests in Northern Tier Energy LP outstanding as of November 12, 2013 as reported on Northern Tier Energy LP’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No.	665826103
1.	Name of Reporting Person: NT InterHoldCo LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 35,622,500*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 35,622,500*
11.	Aggregate Amount Beneficially Owned by each Reporting Person: 35,622,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 38.7% **
14.	Type of Reporting Person: OO

*
Consists of 35,622,500 common units representing limited partner interests in Northern Tier Energy LP.  NT InterHoldCo LLC also owns 100% of the equity interests in Northern Tier Energy GP LLC, the sole general partner of Northern Tier Energy LP.

**
Based on a total of 92,100,053 common units representing limited partner interests in Northern Tier Energy LP outstanding as of November 12, 2013 as reported on Northern Tier Energy LP’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Partnership.

This Statement is being filed with respect to the common units representing limited partner interests (“common units”) of Northern Tier Energy LP (the “Partnership”). The address of the principal executive offices of the Partnership is 38C Grove Street, Suite 100, Ridgefield, CT 06877.

Item 2. Identity and Background

(a)      This Statement is filed by:

(i)	Western Refining, Inc., a Delaware corporation (“Western”); and

(ii)	NT InterHoldCo LLC, a Delaware limited liability company (“InterHoldCo” and, together with Western, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Western is a public company and owns 100% of the equity interests of InterHoldCo, and InterHoldCo owns 100% of the equity interests of Northern Tier Energy GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

InterHoldCo is a limited partner of the Partnership and the record holder of 35,622,500 common units.

(b)      The business address and principal office of each of the Reporting Persons is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901.

(c)      The principal business of:

(i)
Western is to hold equity interests in InterHoldCo and other entities, the principal business of which is the refining of crude oil and other feedstocks, the distribution and marketing of refined products and the operation of retail stores that sell fuel and convenience store merchandise; and

(ii)	InterHoldCo is to hold common units and 100% of the equity interests in the General Partner.

(d)      None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Western or InterHoldCo has been, during the last five years, (i)

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

On November 11, 2013, Northern Tier Holdings LLC (“NTH”) contributed 35,622,500 common units and all of the membership interests in the General Partner (the “Parent Interests”) to InterHoldCo, a wholly owned subsidiary of NTH, pursuant to a Contribution Agreement dated as of November 11, 2013.  On November 12, 2013, Western and NTH entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which Western purchased all of NTH’s interests in InterHoldCo for a purchase price of $775,000,000 (the “Transaction”).  Western’s sources of funds for the Transaction consideration and related fees and expenses consisted of $245 million of cash on hand and $550 million in cash that was provided pursuant to a term loan facility under a Term Loan Credit Agreement (the “Term Loan Agreement”), dated as of November 12, 2013, among Western, Bank of America, N.A., as Administrative Agent, and the lenders party thereto.  The Transaction was consummated on November 12, 2013.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons and Covered Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

References to and descriptions of the Purchase Agreement and Term Loan Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Term Loan Agreement, which have been filed as Exhibits B and C, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)      The Partnership may grant unit options, restricted units, phantom units, unit appreciation rights and other awards that derive their value from the market price of the common units to employees and directors of the Partnership, the General Partner and their respective affiliates pursuant to the Partnership’s 2012 Long Term Incentive Plan (the “2012 Long Term Incentive Plan”) adopted by the Partnership acting through the General Partner. The Partnership may satisfy its obligations to deliver units pursuant to awards under the 2012 Long Term Incentive Plan with common units issued by the Partnership or with common units acquired on the open market, from any affiliate, from any other person or any combination of the foregoing.

(b)      None.

(c)      None.

 (d)     Pursuant to the terms of the Purchase Agreement, at the closing of the Transaction, the Reporting Persons caused Paul L. Foster, Jeff A. Stevens, Scott D. Weaver and Lowry Barfield to fill vacancies in the board of directors of the General Partner (the “Board”) created by the resignations of Eric Liaw, Michael MacDougall, Bernard Aronson and Jonathan Ginns.  Furthermore, as direct and indirect owners of the General Partner, the Reporting Persons may, under the Third Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), at any time, remove directors from the Board, appoint directors to the Board and fix the number of members of the Board.  In addition, under the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), the Reporting Persons may conduct, direct and manage all activities of the Partnership, including by selecting, employing, retaining and dismissing members of management of the Partnership.  The Reporting Persons, however, have no current intention of changing the Board or the present management of the Partnership, except as described in the first sentence of this paragraph.

(e)     The Reporting Persons, as direct and indirect owners of the General Partner, may cause the Partnership to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Partnership.

(f)      None.

(g)     The Reporting Persons, as direct and indirect owners of the General Partner, may amend the terms and provisions of the GP LLC Agreement at any time. In addition, as direct and indirect owners of the General Partner, the Reporting Persons may make certain amendments to the Partnership Agreement without the approval of any limited partner.  The Reporting Persons, however, have no current intention of amending the GP LLC Agreement or the Partnership Agreement.

(h)     None.

(i)      None.

(j)      Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Statement, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purpose and/or formulate plans or proposals with respect thereto.  As a result of these activities, the Reporting Persons may, including in their capacities as direct or indirect owners of the General Partner, suggest or take a position with respect to potential changes in the operations, management or capital structure of the Partnership.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Partnership or disposing of securities of the Partnership; entering into an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries; selling or transferring a material amount of assets of the Partnership or any of its subsidiaries; materially changing the present capitalization or distribution policy of the Partnership; materially changing the Partnership’s business or structure; changing the Partnership’s certificate of limited partnership, limited partnership agreement or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Partnership by any person; causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Partnership to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended (the “Securities Act”); and taking any action similar to any of those enumerated above.  In determining from time to time whether to sell the common units reported as beneficially owned in this Statement (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

References to and descriptions of the 2012 Long Term Incentive Plan, GP LLC Agreement and Partnership Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the 2012 Long Term Incentive Plan, GP LLC Agreement and Partnership Agreement, which have been filed as Exhibits D, E and F, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 92,100,053 units issued and outstanding as of November 12, 2013 as reported on the

Partnership’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2013) are as follows:

Western

(a)      Amount beneficially owned: 35,622,500 units                                                                                     Percentage: 38.7%
(b)      Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 35,622,500 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 35,622,500 units

InterHoldCo

(a)      Amount beneficially owned: 35,622,500 units                                                                                     Percentage: 38.7%
(b)      Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 35,622,500 units
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 35,622,500 units

(c)      Except as described in Item 3 above or elsewhere in this Statement, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d)      The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Statement and in this Item 5, subject to NTH’s right under the Purchase Agreement to receive any cash distribution made by the Partnership in respect of the common units for the quarter ended September 30, 2013. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3, Item 4 and Item 5(d) is hereby incorporated by reference herein.

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, is party to the Partnership Agreement.

Cash Distributions

The Board has adopted a policy pursuant to which distributions for each quarter are in an amount equal to the available cash generated by the Partnership in such quarter.  Available cash for each quarter is determined by the Board following the end of such quarter.  Distributions on the Partnership’s units are in cash.  The Partnership does not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The Board may change the Partnership’s distribution policy at any time. The Partnership Agreement does not require the Partnership to pay distributions to its unitholders on a quarterly or other basis.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Preemptive Right

The General Partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, including the Reporting Persons, to purchase common units or other partnership units, whenever, and on the same terms that, the Partnership issues such interests to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to such issuance. The holders of common units do not have preemptive rights under the Partnership Agreement.

Limited Voting Rights

The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s outstanding units, including units owned by the General Partner and its affiliates, voting together as a single class. Because the Reporting Persons directly or indirectly own 38.7% of the Partnership’s outstanding units and 100% of the membership interests in the General Partner, the Reporting Persons have the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 90% of the then-issued and outstanding common units, the General Partner has the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the common units held by unaffiliated persons, as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days’ notice, at a price equal to the greater of (a) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed, and (b) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

References to and descriptions of the Partnership Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Partnership Agreement, which has been filed as Exhibit F and is incorporated herein by reference.

Registration Rights

In connection with its initial public offering, the Partnership entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with NTH, Northern Tier Investors, LLC (“NTI”), TPG Refining, L.P. (“TPG Refining”), Acon Refining Partners, L.L.C. (“Acon Refining”), NTI Management Company, L.P. (“NTI Management”), NTR Partners LLC and NTR Partners II LLC.  NTH assigned all of its rights under the Registration Rights Agreement to InterHoldCo pursuant to an Assignment of Registration Rights, dated as of November 11, 2013.  Under the Registration Rights Agreement, InterHoldCo (as successor-in-interest to NTH), ACON Refining and TPG Refining can cause, and after ACON Refining and TPG Refining and their transferees no longer hold registrable securities, NTR Partners LLC and NTR Partners II LLC can cause, the Partnership to register their common units under the Securities Act, and to maintain a shelf registration statement effective with respect to such units.  In addition, under the Registration Rights Agreement, InterHoldCo (as successor-in-interest to NTH), ACON Refining, TPG Refining, NTR Partners LLC, NTR Partners II LLC and NTI Management are entitled to participate in certain other registration statements and offerings conducted on behalf of the Partnership or third parties.

References to and descriptions of the Registration Rights Agreement and Assignment of Registration Rights set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement and Assignment of Registration Rights, which have been filed as Exhibits G and H, respectively, and are incorporated herein by reference.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Partnership.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B
Purchase Agreement, dated as of November 12, 2013, by and between Northern Tier Holdings LLC and Western Refining, Inc. (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Western Refining, Inc. on November 14, 2013).

Exhibit C
Term Loan Credit Agreement dated as of November 12, 2013, among Western Refining, Inc., Bank of America, N.A., as administrative agent, and the lenders party thereto (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Western Refining, Inc. on November 14, 2013).

Exhibit D	Northern Tier Energy LP 2012 Long Term Incentive Plan (previously filed with the Commission as Exhibit 10.2 to Form 8-K filed by Northern Tier Energy LP on July 30, 2012).

Exhibit E	Third Amended Restated Limited Liability Company Agreement of Northern Tier Energy GP LLC, dated November 12, 2013 (filed herewith).

Exhibit F
First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012 (previously filed with the Commission as Exhibit 3.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

Exhibit G
Amended and Restated Registration Rights Agreement, dated July 31, 2012, by and among TPG Refining, L.P., ACON Refining Partners, L.L.C., NTI Management Company, L.P., NTR Partners LLC, NTR Partners II LLC, Northern Tier Investors, LLC, Northern Tier Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

Exhibit H	Assignment of Registration Rights, dated November 11, 2013, by and between Northern Tier Holdings LLC and NT InterHoldCo LLC (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013	WESTERN REFINING, INC.

	By:	/s/ Gary R. Dalke
		Name:	Gary R. Dalke
		Title:	Chief Financial Officer

NT INTERHOLDCO LLC

By:	/s/ Gary R. Dalke
	Name:	Gary R. Dalke
	Title:	Chief Financial Officer of Western Refining, Inc., as the sole member of NT InterHoldCo LLC

Schedule 1

Directors of Western Refining, Inc.

Jeff A. Stevens
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: President and Chief Executive Officer and Director of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Carin M. Barth
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: President of LB Capital, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Paul L. Foster
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Executive Chairman, Chairman of the Board and Director of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

L. Frederick Francis
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Executive Chairman of WestStar Bank
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Sigmund L. Cornelius
c/o Western Refining, Inc.

123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Director of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Brian J. Hogan
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: President and Chief Executive Officer of Hogan Truck Leasing, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Vice President, Assistant Treasurer and Assistant Secretary and Director of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

William D. Sanders
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Chairman of Strategic Management Partners and Strategic Growth Bank Incorporated
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Ralph A. Schmidt
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901 Principal Occupation: Director of Western Refining, Inc. Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Western Refining, Inc.

Paul L. Foster
(see above)

Jeff A. Stevens
(see above)

Mark J. Smith
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: President – Refining and Marketing of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Gary R. Dalke
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Chief Financial Officer of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

William R. Jewell
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Chief Accounting Officer of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Lowry Barfield
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Senior Vice President - Legal, General Counsel and Secretary of Western Refining, Inc.
Citizenship: USA
Amount beneficially owned: 0 common units                                                                                                        Percentage: 0%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Jeffrey S. Beyersdorfer
c/o Western Refining, Inc.
123 W. Mills Avenue, Suite 200, El Paso, Texas 79901
Principal Occupation: Senior Vice President - Treasurer, Director of Investor Relations and Assistant Secretary of Western
Refining, Inc.
Citizenship: USA
Amount beneficially owned: 500 common units                                                                                                    Percentage: *
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 500 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 500 units
iv.	Shared power to dispose or to direct the disposition of: 0

Scott D. Weaver
(see above)

Sole Member of NT InterHoldCo LLC

Western Refining, Inc.

*    Less than 1%.